Contact

www.linkedin.com/in/brendan-mckenna-7a444314 (LinkedIn)
www.americanindianhealthservices.c
(Company)

Top Skills

Employee Benefits
Health Insurance
Healthcare

Brendan McKenna

Tribal First
Greater Seattle Area

Summary

Tribal First understands that addressing the mental, physical, emotional, and spiritual health of each individual is an essential component of Native American culture. We developed TribalCare as a premier solution for tribes seeking a partner with expertise and experience in developing a long-term healthcare model that addresses today's immediate needs and prepares for tomorrow's challenges.

Our suite of services is offered in support of and in collaboration with a tribal partner's leadership team and health benefits broker, respectively. These services include, but are not limited to, plan design, plan administration, claims administration, clinical care management, and proprietary stop loss. TribalCare integrates a tribe's health plan with its 638 authorities and, when applicable, coordinates accessing resources with Indian Health Service (IHS).

As directed by tribal leadership, the TribalCare solution supports a tribe in optimizing its PRC program authorities toward the purchase and delivery of comprehensive healthcare services for both the tribal employee and tribal member.

Developed in partnership with recognized tribal experts and organizations with long-standing tribal traditions and relations, TribalCare offers cost-effective products and services that improve the lives of Native Americans while significantly reducing healthcare costs through the following core services:

Health Administration

Pharmacy Plan

Medical Stop-Loss

Wellness Program

PRC Administration/Tribal Clinic Portal

_____

Experience

Tribal First
Vice President
November 2017 - Present (6 years 8 months)
Greater Seattle Area

American Indian Health Services
Owner

We serve the AI / AN throughout Indian Country. We strengthen Tribal sovereignty through the interpretation and application of Indian Law. We embrace the opportunity to effectively integrate a Tribal partner's resources towards improving the health of its members and employees.

BenefitMD
Director of Business Development
June 2005 - June 2012 (7 years 1 month)

_____

Education

University of Washington
Master of Health Administration · (1995 - 1997)

The University of New Mexico
Bachelor of Science (BS), Exercise Physiology